02047110

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

P.E.
7-1-02

For the month of July, 2002

Irsa Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.
(Translation of registrant's name into English)

Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
(Address of principal executive offices)

Form 20-F _❄_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _❄_

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA (THE "COMPANY")

REPORT ON FORM 6-K

Attached is an English translation of summaries of a letter dated July 25, 2002 filed by the Company with the *Bolsa de Comercio de Buenos* Aires and the *Comisión Nacional de Valores* related to the General and Unanimous Bondholders' Meeting of IRSA Series 2 Notes.

By letter dated July 25, 2002 the Company reported that the Bondholders of Series 2 Notes had decided to call a General and Unanimous Bondholders' Meeting, that will be held on July 30, 2002 at 16.00 hours, at 108 Bolivar Street, first floor, in order to consider the deferral of the maturity of the principal and the interest.

IRSA

July 29, 2002

VIA COURIER

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: IRSA Inversiones y Representaciones Sociedad Anónima – Report of Foreign Private Issuer on Form 6-K.

Dear Sirs:

On behalf of IRSA Inversiones y Representaciones Sociedad Anónima (the "Company"), we enclose for filing eight complete copies of the Company 's report on Form 6-K. One of such copies has been manually signed, the other copies have been conformed.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter "received" and returning it to us by courier, billing us, in the enclosed self addressed envelope.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Angeles del Prado, Esq. At (00-54-11)-4322-0033 ext. 231, e-mail: a.prado@ezabog.com.ar

Sincerely,

Saúl Zang

Tel.: 54-11-4323-7555
Fax: 54-11-4323-7597
e-mail: irsa@irsa.com

IRSA INVERSIONES Y REPRESENTACIONES S.A.
Bolivar 108 Primer Piso (1066) Buenos Aires
http://www.irsa.com

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By: ______________________________

Name: Saúl Zang

Title: Second Vice Chairman of the Board of Directors

Dated: July 29, 2002